Filed pursuant to Rule 433
Registration Statement No. 333-139459-01
January 9, 2008
Relating to Preliminary Prospectus Supplement
dated January 8, 2008
Pricing Term Sheet
A preliminary prospectus supplement of Petrobras International Finance Company accompanies this free writing prospectus and is available from the SEC’s website at www.sec.gov.
Issuer: Petrobras International Finance Company, or “PifCo,” with Standby Purchase Agreement of Petróleo Brasileiro S.A.—Petrobras
Form: Senior Unsecured Notes
Offering: SEC Registered
Coupon: 5.875%
Yield to Maturity: 5.860%
Spread to Benchmark Treasury: + 205 basis points
Benchmark Treasury (yield): 4.25% due November 2017 (3.810%)
Public Offering Price: 100.113%
Maturity: March 1, 2018
Amount: US$750 million (Petrobras reserves the right to increase the aggregate principal amount by US$25 million after pricing during Asian hours)
Issue Denominations: Minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof
Cusip #: 71645WAM3
ISIN #: US71645WAM38
Interest Payment Dates: March 1 and September 1 of each year, commencing on March 1, 2008
Net proceeds before expenses: Approximately $748,597,500
Pricing Date: January 8, 2008
Settlement Date: January 11, 2008 (T+ 3)
Ratings: Baa1 Stable (Moody’s); BBB- Stable (S&P); BBB- Stable (Fitch)
Joint Bookrunners: Citi and HSBC Securities (USA) Inc.
Co-Manager: BNP PARIBAS
The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s and Fitch Ratings. Each of the security ratings above should be evaluated independently of any other security rating
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citi collect at 1-877-858-5407, HSBC Securities (USA) Inc. at 1-866-811-8049, or BNP PARIBAS at 1-800-854-5674.